Mail Stop 3561

June 29, 2009

Via Fax & U.S. Mail

Mr. Richard J. Surratt
Chief Executive Officer
Voyager Learning CO
1800 Valley View Lane
Suite 400
Dallas, Texas 75234-8923

> **Re: Voyager Learning CO**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 5, 2009**
> **File No. 1-07680**

Dear Mr. Surratt:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof.

Part I, page 2

Item 1A. Risk Factors, page 12

1. We note your disclosure in the second paragraph that the risk factors are as of the date of the annual report on Form 10-K and are not necessarily risk factors as of the December 2008 financial statements. We also note your disclosure in the third paragraph that there may be additional risk factors other than as set forth in your Annual Report on Form 10-K. In future filings, please remove these impermissible limitations on the scope of your risk factors or revise to clarify that you have discussed all known material risks.

Critical Accounting Policies, page 27

2. We note your section on critical accounting policies. It appears that the items included are a mere repetition of your Significant Accounting Policies section of the notes to your financial statements. Pursuant to FR-60, this section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or using different assumptions. For example, goodwill and asset impairments are both critical to the company, materially different results could occur under different conditions or assumptions especially in light of the negative industry outlook. We note that you indicate on page 31 that adverse developments in the education funding environment, including the reductions in Reading First funding that occurred in 2008 and reductions in available state and local funds as property taxes decline, have impacted your operations during the current year and may continue to have and potentially increase the impact on our future sales, profits, cash flows and carrying value of assets. In this regard, we believe you should expand your critical accounting policy to discuss in greater detail the significant estimates and assumptions used by management in determining impairment analysis and cash flow projections. We suggest using a sensitivity analysis for material estimates and assumptions which are and have been affected by the worsening and prolonged adverse developments in the

overall education funding environment. Your revised disclosure should describe assumptions that involve improvements over present levels of income such as: (a) the minimum annualized rate by which sales, gross profit, net income, and cash flows are expected to increase/decrease in order for projected cash flows to materialize; (b) the reasons for these expected increases/decreases; and (c) any other matters or assumptions which were relevant to your analysis of potential impairments. Please provide us with your revised disclosures in your next response to us.

3. Further, we note that you recognized goodwill impairment charges for each of the past three fiscal years. We also note that you indicate that adverse developments in the education funding environment, including the reductions in Reading First funding and reductions in available state and local funds as property taxes decline, have significantly decreased the funding available to schools to purchase your products and services, and have impacted your operations and may continue to have and potentially increase the impact on our future sales, profits, cash flows and carrying value of assets. Further, we note the market capitalization of your company is considerably lower than stockholder's equity, and that a significant portion of your assets are comprised of goodwill and acquired intangible assets. In light of such factors, it appears that conditions exist that may be indicative of further impairment(s) to goodwill and intangible assets. In this regard, we believe, as long as such factors exist, updated impairment analysis of goodwill and intangible assets should be performed on an interim (e.g. quarterly) basis to determine whether additional impairment(s) of goodwill and intangible assets should be recognized. Further, MD&A should be revised to clearly disclose the results and conclusions of your interim impairment testing including any changes in the significant assumptions and estimates used to assist with providing a reader with a better understanding the Company's financial condition and operating performance. Please confirm your understanding of this matter and that you will comply with our comment in future filings.

Part III, page 106

Base Salary, page 111

4. We note your disclosure in the second sentence under this heading that the company historically compared base salary, as well as other compensation elements, against base salary for comparable positions as a guideline for annual salary adjustments. Please advise us whether benchmarking is material to your compensation policies and decisions. If so, in future filings please list the companies to which you benchmark and disclose the degree to which the Compensation Committee considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Annual Incentive Compensation and Bonuses, page 111

5. We note your disclosure that for 2008, the Compensation Committee established opportunities to earn short-term incentive compensation based on sales and earnings before interest, taxes, depreciation and amortization. We also note your disclosure that Mr. Campbell's 2008 bonus was based on an achievement of revenue and earnings before interest, taxes, depreciation and amortization targets. In future filings, please confirm that you will disclose any targets and provide qualitative and quantitative disclosure regarding the determination of the targets and the targets actually reached. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

Ownership Information of Officers and Executive Officers, page 132

6. We note your disclosure that the table sets forth information with respect to beneficial ownership as of March 1, 2009. We were unable to locate information for Messrs. Almond, Asai or Campbell. In future filings, please confirm that you will provide beneficial ownership information for each of your named executive officers, as defined in Item 402(a)(3) of Regulation S-K, as of the latest practicable date. Such disclosure should include information for named executive officers who served as such during any part of the fiscal year with respect to which information is required.

Related Party Transactions, page 134

7. Please confirm that you will provide the disclosure required by Item 404(b) of Regulation S-K concerning your policies and procedures for the review, approval, or ratification of any related party transaction in the body of your Form 10-K in future filings.

Director Independence, page 134

8. We note your disclosure that the board had determined that certain directors are independent under the requirements of the company's independence standards. In future filings, please confirm that the company will disclose whether its independence policies are available to security holders on the company's web site and provide the web site address. Alternatively, confirm that you will include a copy of your independence policies in an appendix to your proxy statement or information statement that is provided to security holders at least once every three fiscal years. Refer to Item 407(a) of Regulation S-K.

Item 14. Principal Accounting Fees and Services, page 134

9. In future filings, please confirm that you will furnish the information required by Item 9(e) of Schedule 14A for the last two fiscal years. Also, please confirm that you will disclose "audit fees" and "audit-related fees" under separate captions and

provide information about tax fees and all other fees.

10. Please confirm to us that you had no tax fees or other fees for each of the last two fiscal years. In this regard, we note your disclosure in the last paragraph on page 135 that the company's independent registered public accounting firm provided non-audit services to the company during its most recent fiscal year. Please advise.

Part IV, page 136

Item 15. Exhibits and Financial Statement Schedules, page 136

11. Please note that all exhibits must be filed in full and include all attachments, schedules and exhibits. For instance, we note that you have incorporated by reference Exhibits 4.8 and 4.10. These filings do not include all of the schedules and exhibits listed in the table of contents of the agreement. Please re-file these exhibits to include the entire agreement, including all exhibits and schedules.

Signatures, page 150

12. Please have your controller or principal accounting officer sign your filing. Any person who occupies more than one position should indicate each capacity in which he signs the report. Refer to General Instruction D(2)(a) to Form 10-K.

Other

13. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the

disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or, Jean Yu at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Mr. Bradley C. Almond
            (214) 932-9490